SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                            Flamel Technologies S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

              Ordinary Shares, Nominal Value (Euro) 0.122 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                              ISIN No. FR0004018711

                        (Ordinary Shares) CUSIP 338488109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Oscar S. Schafer
                          O.S.S. Capital Management LP
                               598 Madison Avenue
                               New York, NY 10022
                                 (212) 756-8700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2010
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).------------------

(1) The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is FR0004018711. The CUSIP number for the ADSs is 338488109.


                               Page 1 of 14 Pages

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 2 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

               O.S.S. Capital Management LP
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                ----------------------------------------------------------------
NUMBER OF             8      SHARED VOTING POWER
SHARES
BENEFICIALLY                 5,726,566
OWNED BY        ----------------------------------------------------------------
EACH                  9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                  0
                ----------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             5,726,566
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               5,726,566
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

               23.6%(see Item 5)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 3 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

               Oscar S. Schafer & Partners I LP
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                ----------------------------------------------------------------
NUMBER OF             8      SHARED VOTING POWER
SHARES
BENEFICIALLY                 243,949
OWNED BY        ----------------------------------------------------------------
EACH                  9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                  0
                ----------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             243,949
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               243,949
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

               1.0%(see Item 5)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 4 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

               Oscar S. Schafer & Partners II LP
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                ----------------------------------------------------------------
NUMBER OF             8      SHARED VOTING POWER
SHARES
BENEFICIALLY                 2,665,872
OWNED BY        ----------------------------------------------------------------
EACH                  9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                  0
                ----------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             2,665,872
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               2,665,872
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

               11.0%(see Item 5)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 5 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

               O.S.S. Overseas Fund Ltd.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                ----------------------------------------------------------------
NUMBER OF            8       SHARED VOTING POWER
SHARES
BENEFICIALLY                 2,682,745
OWNED BY        ----------------------------------------------------------------
EACH                 9       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                  0
                ----------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             2,682,745
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               2,682,745
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

               11.1%(see Item 5)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 6 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

               O.S.S. Overseas Master Fund Ltd.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                ----------------------------------------------------------------
NUMBER OF             8      SHARED VOTING POWER
SHARES
BENEFICIALLY                 2,682,745
OWNED BY        ----------------------------------------------------------------
EACH                  9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                  0
                ----------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             2,682,745
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               2,682,745
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

               11.1%(see Item 5)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 7 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

               O.S.S. Advisors LLC
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                ----------------------------------------------------------------
NUMBER OF             8      SHARED VOTING POWER
SHARES
BENEFICIALLY                 2,909,821
OWNED BY        ----------------------------------------------------------------
EACH                  9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                  0
                ----------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             2,909,821
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               2,909,821
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

               12.0%(see Item 5)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 8 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

               Schafer Brothers LLC
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                ----------------------------------------------------------------
NUMBER OF             8      SHARED VOTING POWER
SHARES
BENEFICIALLY                 5,726,566
OWNED BY        ----------------------------------------------------------------
EACH                  9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                  0
                ----------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             5,726,566
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               5,726,566
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

               23.6%(see Item 5)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 9 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

               Oscar S. Schafer
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             50,000
                ----------------------------------------------------------------
NUMBER OF             8      SHARED VOTING POWER
SHARES
BENEFICIALLY                 5,726,566
OWNED BY        ----------------------------------------------------------------
EACH                  9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                  50,000
                ----------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             5,726,566
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               5,776,566
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

               23.8%(see Item 5)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 10 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


          Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 5") amends the Schedule 13D filed April 2, 2007 (Accession Number 0000902664-07-001362) (the "Original 13D"), the amended Schedule 13D filed on April 5, 2007 (Accession Number 0000902664-07-001401) (the "First Amended 13D"), the amended Schedule 13D filed on July 18, 2007 (Accession Number 0000902664-07-002300) (the "Second Amended 13D"), the amended Schedule 13D filed on August 24, 2007 (Accession Number 0000902664-07-002703) (the "Third Amended 13D") and the amended Schedule 13D filed on September 5, 2007 (Accession Number 0000902664-07-002751) (the "Fourth Amended 13D"). The Original 13D as amended by the First Amended 13D, the Second Amended 13D, the Third Amended 13D and the Fourth Amended 13D is herein referred to as the "Schedule 13D".

          This Amendment No. 5 relates to the ordinary shares, nominal value
(euro) 0.122 per share, which are owned in the form of ADSs ("Ordinary Shares"), of Flamel Technologies S.A., a SOCIETE ANONYME organized under the laws of the Republic of France (the "Company").

          To the extent permitted by law, each Reporting Person (as defined below) disclaims beneficial ownership of any of the securities covered by this statement.

ITEM 2.           IDENTITY AND BACKGROUND

          Item 2 of the Schedule 13D is being amended and restated as follows:

    (a), (b), (c) and (f). This statement on Schedule 13D is filed on behalf of the following persons (each a "Reporting Person"), in each case with respect to the Ordinary Shares indicated:

    (i) Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I LP"), with respect to the Ordinary Shares beneficially owned by it.

        The sole general partner of OSS I LP is O.S.S. Advisors LLC (see below at (iii)).

        The principal business of OSS I LP is to invest in securities. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

    (ii) Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II LP" and together with OSS I LP, the "Partnerships"), with respect to the Ordinary Shares beneficially owned by it.

        The sole general partner of OSS II LP is O.S.S. Advisors LLC (see below at (iii)).

        The principal business of OSS II LP is to invest in securities. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

    (iii) O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), which is the general partner of each of the Partnerships, with respect to the Ordinary Shares beneficially owned by each of the Partnerships.

        The sole member of the General Partner is Mr. Oscar S. Schafer (see below at (viii)).

        The principal business of the General Partner is providing investment management. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

    (iv) O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), which wholly owns O.S.S. Overseas Master Fund Ltd. (see below at
(v)), with respect to the Ordinary Shares beneficially owned by O.S.S. Advisors Master Fund Ltd. (see below at (v)).

        The directors of OSS Overseas are:

        (1)   Mr. Oscar S. Schafer (see below at (viii)).

        (2) Jane Fleming. Ms. Fleming is an assistant client accountant at Queensgate Bank & Trust Company Ltd., 5th Floor, Harbour Place, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands. Ms. Fleming is a British citizen.

        (3) J.D. Hunter. Mr. Hunter is the Managing Director of Queensgate Bank & Trust Company Ltd., 5th Floor, Harbour Place, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands. Mr. Hunter is a British citizen.

        The principal business of OSS Overseas is to invest in securities. The address of its principal office is: Walkers Corporate Services Limited, Mary Street, George Town, Grand Cayman-KY1-9005, Cayman Islands, British West Indies.

    (v) O.S.S. Overseas Master Fund Ltd., a Cayman Islands exempted company ("OSS Overseas master"), with respect to the Ordinary Shares beneficially owned by it.

        The directors of OSS Overseas Master are:

        (1)   Mr. Oscar S. Schafer (see below at (viii)).

        (2) Jane Fleming. Ms. Fleming is an assistant client accountant at Queensgate Bank & Trust Company Ltd., 5th Floor, Harbour Place, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman
               Islands. Ms. Fleming is a British citizen.

        (3) J.D. Hunter. Mr. Hunter is the Managing Director of Queensgate Bank & Trust Company Ltd., 5th Floor, Harbour Place, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands. Mr. Hunter is a British citizen.

        The principal business of OSS Overseas Master is to invest in securities. The address of its principal office is: Walkers Corporate Services Limited, Mary Street, George Town, Grand Cayman-KY1-9005, Cayman Islands, British West Indies.

    (vi) O.S.S. Capital Management LP, a Delaware limited partnership, (the "Investment Manager"), which serves as investment manager and management company, to OSS Overseas Master, the Partnerships and a certain account managed by it (the "Managed Account"), respectively, and has investment discretion with respect to the Ordinary Shares beneficially owned by OSS Overseas master, the Partnerships and such Managed Account. The sole general partner of Investment Manager is Schafer Brothers LLC (see below at (vii)).

        The principal business of Investment Manager is investment management. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

    (vii) Schafer Brothers LLC, a Delaware limited liability company ("SB LLC"), which is the general partner of the Investment Manager, with respect to the Ordinary Shares beneficially owned by OSS Overseas Master, the Partnerships and the Managed Account.

        The sole member of SB LLC is: Mr. Oscar S. Schafer (see below at (viii)).

        The principal business of SB LLC is to serve as the general partner of the Investment Manager. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

    (viii) Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the senior managing member of the General Partner and SB LLC, with respect to the Ordinary Shares beneficially owned by OSS Overseas, and the Partnerships and the Managed Account.

        Mr. Schafer is a citizen of the United States of America and his principal business address is: 598 Madison Avenue, New York, NY 10022.

    (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, control persons, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, control persons, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 11 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 of the Schedule 13D is being amended and restated as follows:

                  (a), (b) The following table sets forth the aggregate number and percentage of the outstanding Ordinary Shares beneficially owned by each of the Reporting Persons named in Item 2, as of the date hereof. The percentage of the outstanding Ordinary Shares beneficially owned is based on 24,225,350 Ordinary Shares outstanding, as disclosed in the Company's Current Report on Form 6-K filed on January 15, 2010 (based on calculations made in accordance with Rule 13d-3(d)). The table also sets forth the number of Ordinary Shares with respect to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, in each case as of the date hereof.

   ------------------------- ---------------------- ----------------- -------------------- --------------------
   Reporting Person          Aggregate Number of    Approximate       Number of Ordinary   Number of Ordinary
                             Ordinary Shares        Percentage        Shares: Sole Power   Shares: Shared
                             Beneficially Owned                       to Vote or to        Power to Vote or
                                                                      Dispose              to Dispose
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   Investment Manager        5,726,566              23.6%             0                    5,726,566
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   OSS I                     243,949                1.0%              0                    243,949
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   OSS II                    2,665,872              11.0%             0                    2,665,872
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   OSS Overseas              2,682,745              11.1%             0                    2,682,745
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   OSS Overseas Master       2,682,745              11.1%             0                    2,682,745
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   General Partner           2,909,821              12.0%             0                    2,909,821
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   SB LLC                    5,726,566              23.6%             0                    5,726,566
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   Mr. Schafer               5,776,566              23.8%             50,000               5,776,566
   ------------------------- ---------------------- ----------------- -------------------- --------------------


Each of the transactions listed above were effected in the open market.

OSS Overseas, the Investment Manager, the General Partner, SB LLC and Mr. Schafer expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

         (c) Except for the transactions set forth below, during the last sixty days the Reporting Persons have effected no transactions with respect to the Ordinary Shares.

   ------------------------- ---------------------- ----------------- -------------------- --------------------
   Reporting Person          Date                   Buy or Sell       Number of Ordinary   Price Per Share/ADS
                                                                      Shares/ ADSs
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   OSS Overseas Master       2/18/2010              Sell              504,400              $7.8
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   OSS Overseas Master       2/19/2010              Sell              12,581               $7.7832
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   OSS Overseas Master       2/19/2010              Sell              600                  $7.8101
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   OSS Overseas Master       2/22/2010              Sell              900                  $7.7406
   ------------------------- ---------------------- ----------------- -------------------- --------------------
   OSS Overseas Master       2/22/2010              Sell              1,000                $7.728





         (d) The (i) limited partners and the General Partner of the Partnerships and (ii) the shareholders and the advisor of OSS Overseas Master have the right to participate in the receipt of dividends from, and the proceeds from the sale of, the securities held for the Partnerships and OSS Overseas, respectively.

         (e) Not applicable.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 12 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 of the Schedule 13D is being amended and restated as follows:

        Other than the Joint Filing Agreement attached hereto as Exhibit 1, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is being amended and restated as follows:

Exhibit 1: Joint Filing Agreement, dated February 22, 2010.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.     338488109                                     PAGE 13 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2010

OSCAR S. SCHAFER



By:/s/ Oscar S. Schafer
   --------------------------------------------------
     Oscar S. Schafer, individually


O.S.S. CAPITAL MANAGEMENT LP
     By: Schafer Brothers LLC, as General Partner



     By:/s/ Oscar S. Schafer
        ---------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member


OSCAR S. SCHAFER & PARTNERS I LP
     By: O.S.S. Advisors LLC, as General Partner



     By:/s/ Oscar S. Schafer
        ---------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member

OSCAR S. SCHAFER & PARTNERS II LP
     By: O.S.S. Advisors LLC, as General Partner



     By:/s/ Oscar S. Schafer
        ---------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member



O.S.S. OVERSEAS FUND LTD.



     By:/s/ Oscar S. Schafer
        --------------------
     Name: Oscar S. Schafer
     Title: Director



O.S.S. OVERSEAS MASTER FUND LTD.



     By:/s/ Oscar S. Schafer
        --------------------
     Name: Oscar S. Schafer
     Title: Director



O.S.S. ADVISORS LLC



By:/s/ Oscar S. Schafer
   -----------------------------
Name: Oscar S. Schafer
Title: Senior Managing Member



SCHAFER BROTHERS LLC



By:/s/ Oscar S. Schafer
   --------------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member

                                 SCHEDULE 13D/A

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CUSIP NO.     338488109                                     PAGE 14 OF 14 PAGES
ISIN NO.      FR0004018711
--------------------------------------------------------------------------------



                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

                           PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 22, 2010


OSCAR S. SCHAFER


By:/s/ Oscar S. Schafer
   --------------------------------------------------
     Oscar S. Schafer, individually




O.S.S. CAPITAL MANAGEMENT LP
     By: Schafer Brothers LLC, as General Partner


     By:/s/ Oscar S. Schafer
        ---------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member




OSCAR S. SCHAFER & PARTNERS I LP
     By: O.S.S. Advisors LLC, as General Partner


     By:/s/ Oscar S. Schafer
        ---------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member

OSCAR S. SCHAFER & PARTNERS II LP
     By: O.S.S. Advisors LLC, as General Partner


     By:/s/ Oscar S. Schafer
        ---------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member



O.S.S. OVERSEAS FUND LTD.



     By:/S/ OSCAR S. SCHAFER
     Name: Oscar S. Schafer
     Title: Director



O.S.S. OVERSEAS MASTER FUND LTD.



     By:/S/ OSCAR S. SCHAFER
     Name: Oscar S. Schafer
     Title: Director



O.S.S. ADVISORS LLC



By:/S/ OSCAR S. SCHAFER
Name: Oscar S. Schafer
Title: Senior Managing Member



SCHAFER BROTHERS LLC



By:/S/ OSCAR S. SCHAFER
   --------------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member